                                                                      EXHIBIT 34

                                                                 [INTEROIL LOGO]

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                       INTEROIL COMPLETES C$68.75 MILLION
                          SUBSCRIPTION RECEIPT OFFERING

         AUGUST 26, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it has completed its offering of 2,200,000 subscription receipts at a price of C$31.25 per subscription receipt (approximately US$22.25 per subscription receipt) for gross proceeds of C$68,750,000 (approximately US$48,950,000 or A$75,725,650). The offering was completed on an underwritten basis by a syndicate co-led by Peters & Co. Limited and Westwind Partners Inc., together with BMO Nesbitt Burns Inc. and Jennings Capital Inc. The underwriters will receive a 5.5% commission of the gross proceeds.

         As previously announced, the subscription receipts represent the right to receive fully paid common shares on a one for one basis, for no additional consideration, upon shareholder approval of the issuance of the underlying common shares in accordance with the rules of the Australian Stock Exchange. At closing, 35% of the net proceeds were released to InterOil with the remaining proceeds held in escrow pending shareholder approval. InterOil has called a special shareholder meeting for Thursday, September 11, 2003 to, among other things, vote on the issuance of common shares pursuant to the subscription receipt offering.

         The proceeds from the offering will be used to fund InterOil's exploration and development expenditures in Papua New Guinea and for general corporate purposes. All securities issued pursuant to the subscription receipt offering (including the common shares underlying the subscription receipts) are subject to a Canadian four month hold period, which period commenced today.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary

Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This announcement shall not constitute an offer to sell nor a solicitation of an offer to buy any security. Neither the subscription receipts nor the common shares may be offered or sold in the United States absent registration or an exemption from registration.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.